March 25, 2009

Charles Hazen, Chief Executive Officer
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Blvd., Ste 5000
Houston, TX 77056

> **Re:** **Hines Real Estate Investment Trust, Inc.**
> **Post Effective Amendment No. 1 to Form S-11**
> **Response letter filed March 12, 2009**
> **File No. 333-130945**

Dear Mr. Hazen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have filed a prospectus supplement and Form 8-K on January 23, 2009 to update your offering prices. In your next post-effective amendment, please discuss the reasons for the price change. Refer to Item 505 of Regulation S-K.

2. Please update the prospectus to discuss your experience with redemptions during the most recent fiscal year and the current fiscal year to date. Disclose the amount of redemption requests received and the source of cash to fund redemption requests. Also, please disclose whether redemption requests were fully funded during the applicable periods.

Supplement No. 3 Dated October 22, 2008

3.   We note your response to comment 5 of our letter dated November 19, 2008. Please also include the requested per share performance disclosure in the cumulative supplement provided with your revised post-effective amendment.

4.   We note your response to comment 6 and the disclosure on page 125 of the prospectus as well as page 34 of your 10-Q for the period ended September 30, 2008. Please revise to reconcile the total property expenses with the most directly comparable GAAP measure.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding comments on the financial statements and related matters, you may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. You may contact Duc Dang at (202) 551-3386 or me at (202) 551-3785 if you have any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Judith D. Fryer
        via facsimile (212) 801-6400